UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Expands into Advanced Chemical Metrology With ancosys Acquisition”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2021
NOVA LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail: investors@novami.com
Nova’s website link -  https://www.novami.com/

Investor Relations Contact:
Miri Segal
MS-IR LLC
Tel: +917-607-8654
E-mail: msegal@ms-ir.com

Nova Expands Into Advanced Chemical Metrology With
ancosys Acquisition

•          Expands Nova’s position in backend semiconductor
•          ancosys solutions to enhance Nova’s materials metrology portfolio
•          All-cash transaction valued at approximately $100 million
•          Acquisition expected to be accretive on non-GAAP net earnings

Rehovot, Israel, November 16, 2021 - Nova (Nasdaq: NVMI) announced today that it has entered into a definitive agreement to acquire ancosys GmbH, a privately  held company headquartered in Pliezhausen Germany, in an all-cash transaction valued at approximately $100 million, including a performance based earnout of $10 million.

The acquisition is subject to customary closing and regulatory conditions and approvals, and is expected to close within the first quarter of 2022. The Company expects the acquisition to be accretive on a non-GAAP basis within 12 months of closing.

ancosys is a leading provider of chemical analysis and metrology solutions for advanced semiconductor manufacturing. ancosys’ automated analytical systems combine flexible architecture with industry-grade capabilities and support both frontend and backend semiconductor manufacturing.

The combination of Nova’s advanced portfolio and ancosys’ differentiated chemical analysis technology will deliver cutting edge solutions for advanced semiconductor process control and will expand Nova’s total available market beyond frontend semiconductor manufacturing into the back-end and advanced packaging markets.

 “We are very excited with this strategic acquisition that extends our reach to adjacent markets and  expands our total addressable market,” commented Eitan Oppenhaim, President and CEO of Nova. “Acquiring ancosys will support our long-term strategy to broaden our portfolio of key technologies to better serve a wider range of process control applications in different semiconductor markets. With ancosys solutions, Nova can offer its customers an advanced portfolio of dimensional, materials and chemical metrology solutions for better process insight.”

 “Nova is the right partner to support ancosys’ accelerated growth,” stated Jürg Stahl, ancosys’s President and Chief Executive Officer. “The strength of our complementary portfolio will broaden Nova’s available markets and strengthen our position as leader in advanced chemical metrology. We are excited and looking forward to joining Nova’s team.”

About Nova:
Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at Nova’s website link - https://www.novami.com/.

Nova is traded on Nasdaq & TASE, Nasdaq ticker symbol NVMI.

Forward-looking statements:
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, the expected completion of the proposed acquisition of ancosys and the timing thereof, the satisfaction or waiver of any closing conditions of the proposed acquisition, anticipated benefits, growth opportunities and other events relating to the proposed acquisition, projections about our business and its future revenues, expenses and profitability. Forward-looking statements are based on management’s current expectations and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: our ability to satisfy all the conditions to the closing of the proposed acquisition; risks related to unexpected costs, liabilities or delays in the proposed acquisition; the occurrence of any event, change or other circumstances that could give rise to the termination of the purchase agreement; the ability to recognize benefits of the proposed acquisition; risks that the proposed acquisition disrupts current plans and operations; and impact of the proposed acquisition on relationships with customers, distributors and suppliers. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty to predict the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 1, 2021. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.